July 13, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Bond Trust - File No. 811-03006, John Hancock California Tax-Free Income Fund - File No. 811-05979, John Hancock Capital Series - File No. 811-01677, John Hancock Collateral Trust - File No. 811-23027, John Hancock Current Interest - File No. 811-02485, John Hancock Funds III - File No. 811-21777, John Hancock Investment Trust - File No. 811-00560, John Hancock Investment Trust II - File No. 811-03999, John Hancock Municipal Securities Trust - File No. 811-05968, John Hancock Sovereign Bond Fund - File No. 811-02402, and John Hancock Strategic Series - File No. 811-04651 (each, a “Trust” and collectively, the “Retail Trusts”)

Dear Mr. Oh:

This letter is in response to comments received by telephone on July 6, 2022 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statements on Schedule 14A for John Hancock Investment Trust, which were received and accepted by the SEC on June 27, 2022 and marked as filed with the SEC on June 28, 2022 (the “Proxy Statement”). I note your comments are based on your review of the preliminary proxy statement filed with respect to John Hancock Investment Trust, but that your comments are equally applicable to each preliminary proxy statement filed on behalf of each other Trust noted above, as well as to the preliminary proxy statements filed on behalf of the following registrants, each of which was filed contemporaneously with the Proxy Statement: John Hancock Exchange-Traded Fund Trust (“JHETFT) — File No. 811-22733, John Hancock Funds II (“JHF II”) — File No. 811-21779 and John Hancock Variable Insurance Trust (“JHVIT” and, together with the Retail Trusts, JHETFT and JHF II, the “Trusts”) — File No. 811-04146 (together with the Proxy Statement, the “Proxy Statements”). The purposes of the Proxy Statements are to: (1) elect eight trustees to each Trust’s board of trustees (seven trustees in the case of JHETFT): (2) solicit shareholder approval of a new form of advisory agreement for certain series of certain Retail Trusts; (3) solicit shareholder approval of a “manager of managers” structure for certain series of certain Retail Trusts; and (4) solicit shareholder approval of amendments to the Declarations of Trust of JHF II and JHVIT. Unless otherwise stated, capitalized terms have the same meaning given in the Proxy Statements.

For convenience, we have set forth each comment below, followed by each Trust’s response.

Comment 1 — In the “Notice of special joint meeting of shareholders,” please highlight the statement that that this is the notice of the special joint meeting, by bolding and centering the disclosure, for example.

Response to Comment 1 — The Trust will make the requested change.

Comment 2 — Please confirm that cross-references to Appendix A and Exhibit A are accurate throughout the Proxy Statement.

Response to Comment 2 — The Trust so confirms.

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Comment 3 — With respect only to the Proxy Statement, the staff notes that the disclosure in the Introduction states that “The shares of each of the 11 Trusts offered as of the Record Date were divided into series corresponding to a combined total of 41 portfolios,” whereas disclosure elsewhere in the Proxy Statement refers to 40 portfolios. Please conform the disclosures.

Response to Comment 3 — The Trust notes that the 11 Trusts offered as of the Record Date were divided into 40 portfolios and has conformed the disclosure throughout.

Comment 4 — In the Introduction to the Proxy Statement, please disclose the name and address of the administrator to the Trusts, per Item 22 of Schedule 14A.

Response to Comment 4 — The Trust has revised the disclosure as follows:

Investment ~~Management~~ Advisor and Administrator. John Hancock Investment Management LLC (“JHIM” or the ”Advisor”) serves as investment advisor and administrator for each Trust and each Fund.

Comments on Proposal 1 (Comments Applicable to All Proxy Statements)

Comment 5 — Please disclose how many trustees currently serve on the Board of Trustees of the Trusts and briefly explain why only four existing trustees are being nominated (three in the case of JHETFT). Please also clarify whether any of the four or three trustee nominees, as applicable, are replacing any current Board members and, if so, why any trustees that are being replaced will no longer serve on the Board of Trustees. Please also disclose whether the trustees that are not nominated for election will continue to serve as members of the Board of Trustees.

Response to Comment 5 — In response to the staff’s comment, each Trust other than JHETFT has revised the Proxy Statement to include the following immediately below the heading “(All Funds)”:

The Board of Trustees of the Trust[s] (the “Board” and, each member thereof, a “Trustee”) currently includes eleven (11) Trustees, including nine (9) independent Trustees (“Independent Trustees”) and two (2) non-independent Trustees (“Non-Independent Trustees”). Seven (7) of the Trustees (Peter Burgess, William Cunningham, Grace Fey, Deborah Jackson, Hassell McClellan, Steven Pruchansky, and Gregory Russo) were elected to serve on the Board at a shareholder meeting held on November 15, 2012, each as an Independent Trustee, and four (4) Trustees (Andrew G. Arnott, James R. Boyle, Marianne Harrison, and Frances G. Rathke) were appointed. The Board appointed Mr. Arnott and Ms. Harrison to serve as Non-Independent Trustees on June 20, 2017 and June 19, 2018, respectively, and Ms. Rathke to serve as Independent Trustee on September 15, 2020. In addition, although James R. Boyle initially was designated a Non-Independent Trustee, as of March 22, 2018, he is considered an Independent Trustee.

Four additional Trustees are being presented for election at the Meeting: Noni L. Ellison, Dean Garfield, Patricia Lizarraga and Paul Lorentz. If elected by the shareholders at the Meeting, Ms. Ellison, Mr. Garfield and Ms. Lizarraga will join the Board as Independent Trustees and Mr. Lorentz will join the Board as a Non-Independent Trustee. Following the shareholder election, fifteen Trustees would comprise the Board (three Non-Independent Trustees and twelve Independent Trustees), each of whom would have been elected by shareholders.

At the Meeting, only current Trustees that have not been elected by shareholders and nominated Trustees will be presented for election. If approved by shareholders, this would result in all of the Trustees being elected by shareholders and would allow the Board to appoint Trustees to fill future vacancies without requiring a shareholder vote until the number of elected Trustees drops below two-thirds of all Trustees. At that time, the Board would be required to proxy shareholders to add an additional Trustee.

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Current Trustees that are not nominated for election will continue to serve as members of the Board. No current Trustees are proposed to be replaced.

Similarly, JHETFT has revised its Proxy Statement to include the following immediately below the heading “(All Funds)”:

The Board of Trustees of the Trust (the “Board” and, each member thereof, a “Trustee”) currently includes eleven (11) Trustees, including nine (9) independent Trustees (“Independent Trustees”) and two (2) non-independent Trustees (“Non-Independent Trustees”). Each Trustee, other than Andrew G. Arnott, Marianne Harrison, and Frances G. Rathke, was elected to serve on the Board by the Trust’s initial shareholder. The Board appointed Mr. Arnott and Ms. Harrison each to serve as a Non-Independent Trustee of the Trust on June 20, 2017 and June 19, 2018, respectively, and Ms. Rathke to serve as an Independent Trustee on September 15, 2020.

Four additional Trustees are being presented for election at the Meeting: Noni L. Ellison, Dean Garfield, Patricia Lizarraga and Paul Lorentz. If elected by the shareholders at the Meeting, Ms. Ellison, Mr. Garfield and Ms. Lizarraga will join the Board as Independent Trustees and Mr. Lorentz will join the Board as a Non-Independent Trustee. Following the shareholder election, fifteen Trustees would comprise the Board (three Non-Independent Trustees and twelve Independent Trustees), each of whom would have been elected by shareholders.

At the Meeting, only current Trustees that have not been elected by shareholders and nominated Trustees will be presented for election. If approved by shareholders, this would result in all of the Trustees being elected by shareholders and would allow the Board to appoint Trustees to fill future vacancies without requiring a shareholder vote until the number of elected Trustees drops below two-thirds of all Trustees. At that time, the Board would be required to proxy shareholders to add an additional Trustee.

Current Trustees that are not nominated for election will continue to serve as members of the Board. No current Trustees are proposed to be replaced.

Comment 6 — The staff notes that the disclosure under the heading “(All Funds)” states that “If, prior to the Meeting, any Nominee becomes unable to serve for any reason, the persons named as proxies reserve the right to substitute another person or persons of their choice as nominee or nominees.” Please revise the disclosure to be consistent with the requirements of Regulation 14a-4(c)(5).

Response to Comment 6 — The Trust has revised the disclosure as follows:

If, prior to the Meeting, any Nominee becomes unable to serve for any reason or for good cause will not serve, the persons named as proxies reserve the right to substitute another person or persons of their choice as nominee or nominees.

Comment 7 — Please confirm that the table under the heading “Eight Nominees Standing for Election” reflects other directorships held by each Nominee during the previous five years, if applicable.

Response to Comment 7 — The Trust so confirms.

Comment 8 — Under the heading “Additional Information About the Trustees and Nominees – Independent Trustees and Nominees,” please separate the disclosure regarding Trustees who are standing for election from the disclosure from the Trustees who are not standing for election.

Response to Comment 8 — The Trust will make the requested change.

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Comment 9 — Under the heading “Duties of Trustees; Committee Structure – Risk Oversight,” the staff notes that the disclosure regarding the Investment Committee and the other Committees of the Board appears to duplicate disclosure under the heading “Duties of Trustees; Committee Structure – Board Committees.” Please consider revising the disclosure.

Response to Comment 9 — The Trust believes that the disclosure is consistent with the requirements of Schedule 14A and, furthermore, is consistent with the disclosure in the Registration Statements of all funds within the John Hancock Group of Funds. The Trust further notes that the disclosure under the heading “Duties of Trustees; Committee Structure – Board Committees” describes the committee structure generally, whereas the disclosure under the heading “Duties of Trustees; Committee Structure – Risk Oversight” focuses on how the Trusts manage risks through the utilization of the committee structure.

Comment 10 — The tables under the heading “Compensation of Trustees” include disclosure regarding compensation paid by John Hancock Investment Trust twice. Please explain supplementally or revise the disclosure.

Response to Comment 10 — The Trust has added the following footnote to the fourth column of the table entitled “Compensation for Fiscal Year Ended October 31, 2021”:

The following funds of John Hancock Investment Trust have fiscal years that end on October 31: John Hancock Balanced Fund, John Hancock Disciplined Value International Fund, John Hancock Diversified Macro Fund, John Hancock Emerging Markets Equity Fund, John Hancock ESG International Equity Fund, John Hancock ESG Large Cap Core Fund, John Hancock Fundamental Large Cap Core Fund, John Hancock Global Environmental Opportunities Fund, John Hancock Global Thematic Opportunities Fund, John Hancock Infrastructure Fund, John Hancock International Dynamic Growth Fund, John Hancock Seaport Long/Short Fund, and John Hancock Small Cap Core Fund.

Comment 11 — Please include disclosure regarding the highest paid officers of the Fund or supplementally explain why such disclosure is not included.

Response to Comment 11 — The Trust supplementally notes that Instruction to Item 22(b)(13) of Schedule 14A requires compensation disclosure “for each of the three highest-paid officers that have aggregate compensation from the Fund for the most recently completed fiscal year in excess of $60,000.” (Emphasis added.) The disclosure is, therefore, not included because the three highest-paid officers are not compensated by the Fund.

Comment 12 — Under the disclosure “Material Relationships of the Independent Trustees,” please supplementally confirm that the Independent Trustees have no “materials relationships” as defined by Item 22(b)(7) of Schedule 14A.

Response to Comment 12 — The Trust so confirms.

Comment 13 — Under the heading “Required Vote,” the disclosure states that “Trustees are elected by a plurality of the votes cast by holders of shares of each Trust present by phone or represented by proxy at the Meeting.” Please clarify what it means to be “elected by a plurality of the votes cast” with respect to Trustees that are running unopposed.

Response to Comment 13 — The Trust has revised the Proxy Statements to include the following:

A vote of a “plurality” of shares means that a Nominee would only need to receive more “yes” votes than a competing candidate to be elected to the Board. Since each Nominee is running unopposed, each Nominee effectively needs only one vote to be elected if a quorum is present at the Meeting.

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Comments on Proposal 2 (Only Applicable to the Proxy Statement as defined above)

Comment 14 — The staff notes that the disclosures regarding the differences between the Current Advisory Agreements and the Proposed Advisory Agreement appears not to be consistent under the heading “Proposal 2.” Specifically, while there are four bullets regarding the Proposed Advisory Agreement under the heading “Introduction,” there are more than four sub-headings under this heading that do not appear to correspond directly to the four bullets.

Response to Comment 14 — The Trust supplementally notes that the sub-headings are intended to provide additional information with respect to the four primary differences between the Current Advisory Agreements and the Proposed Advisory Agreement that are identified in the four bullets. However, for purposes of clarity, the Trust will revise the sub-headings and the disclosure within the sub-headings to correspond more closely to the primary differences identified in the four bullets. In addition, with respect to the table under the heading “Key Differences” the Trust will review and revise the disclosure as appropriate to correspond more closely to the disclosure within the four bullets.

Comment 15 — The staff notes that certain non-advisory services are proposed to be removed from the Current Advisory Agreements. Please disclose or explain supplementally why there is not a corresponding decrease in fees paid pursuant to the Proposed Advisory Agreement.

Response to Comment 15 — The Trust notes supplementally that the elimination of certain non-advisory service provisions from the Current Advisory Agreements will not decrease the advisory services provided to the applicable funds by JHIM and will not increase the amount of expenses incurred by such funds or change the amount of services provided to these funds. In approving the Proposed Advisory Agreement, the Board considered this factor. In this regard, we note supplementally that the applicable funds currently receive substantial non-advisory services under a separate Accounting and Legal Services Agreement between the Trust and JHIM. These services, which are distinct from the services provided under the Current Advisory Agreement, comprise a majority of the administrative services provided to the applicable funds. Following the adoption of the Proposed Advisory Agreement, non-advisory services provided to these funds would be consolidated into a Services Agreement, which will cover all administrative services provided to the funds, consistent with the majority of other funds in the John Hancock Funds complex.

Comment 16 — The staff notes that the disclosure states that the Proposed Advisory Agreement would more explicitly provide for a “manager of managers” structure. Supplementally, please identify the relevant provisions of the Proposed Advisory Agreement.

Response to Comment 16 — Supplementally, the Trust notes that Section 2.a. of the Proposed Advisory Agreement, as reflected in Appendix B to the Proxy Statement, includes the following provision that is not included in the Current Advisory Agreement:

Subject to the general supervision of the Trustees of the Trust and the terms of this Agreement, the Adviser will at its own expense, except as noted below, select and contract with investment subadvisers (“Subadvisers”) to manage the investments and determine the composition of the assets of the Funds; provided, that any contract with a Subadviser (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Investment Company Act of 1940, as amended (the “1940 Act”), except for such exemptions therefrom as may be granted to the Trust or the Adviser. Subject always to the direction and control of the Trustees of the Trust, the Adviser will monitor each Subadviser’s management of the Funds’ investment operations in accordance with the investment objectives and related investment policies, as set forth in the Trust’s registration statement with the Securities and Exchange Commission, of any Fund or Funds under the management of such Subadviser, and review and report to the Trustees of the Trust on the performance of such Subadviser.

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Comment 17 — Under the heading “Key Differences” please clarify what is meant by “Advancement is also provided for” within the “Proposed Advisory Agreement” column and “Indemnification of Advisor” row.

Response to Comment 17 — The Trust has revised the disclosure as follows:

Advancement of expenses in connection with a claim for indemnity by the Adviser is also provided for.

Comment 18 — Under the heading “Evaluation by the Board of the FORM OF Proposed Advisory Agreement under Proposal 2,” please disclose if the Board considered any adverse factors relating to the Proposed Advisory Agreement.

Response to Comment 18 — The Trust respectfully notes that, based upon a review of a number of factors, including the twelve factors specifically described in this section, the Board concluded that approval of the Proposed Advisory Agreement was in the best interests of the applicable funds. The Trust further notes that the disclosure reflects the Board’s consideration of the Current Advisory Agreements and the Proposed Advisory Agreement. Finally, the Trust notes that the Board considered the impact of the change from monthly payment to daily payment on the ability of the applicable Funds to invest the accrued amount due to the Advisor under the Current Advisory Agreements and determined any impact was de minimis.

Comment 19 — Under the heading “Evaluation by the Board of the Proposed Advisory Agreement under Proposal 2,” please include additional disclosure relating to the Board’s consideration of each separate factor.

Response to Comment 19 — Please see response to Comment 18 above.

Comment 20 — Under the heading “June 2022 Meeting,” please clarify that the Board’s considerations with respect to the Current Advisory Agreements were equally applicable to the Board’s considerations with respect to the Proposed Advisory Agreement.

Response to Comment 20 — In response to the staff’s comment, the Trust has added the following disclosure immediately above the heading “Required Vote” with respect to Proposal 2:

In approving the Proposed Advisory Agreement at the June 21-23, 2022 meetings, the Board determined that it was appropriate to rely upon its recent consideration at its May 2022 meeting of such factors, such as, including, for example: fund performance; the realization of economies of scale; profitability of the form of Proposed Advisory Agreement to the Adviser; and comparative advisory fee rates (as well as its conclusions with respect to those factors). The Board noted that it had, at the May 2022 meeting, considered that these factors, taken as a whole, supported the continuation of the form of Proposed Advisory Agreement with respect to the other applicable funds in the John Hancock Funds complex. At the June 21-23, 2022 meetings, the Board further considered factors relevant to the form of Proposed Advisory Agreement that were initially discussed at the May 2022 meeting, as described above. In particular, the Board noted the skill and competency of the Adviser in its past management of each applicable fund’s affairs and subadvisory relationships, the qualifications of the Adviser’s personnel who perform services for each Trust and the Funds, including those who served as officers of each Trust, and the high level and quality of services that the Adviser may reasonably be expected to continue to provide the Funds and concluded that the Adviser may reasonably be expected to perform its services ably under the Proposed Advisory Agreement. The Board considered with respect to Proposal 2 the differences between the Current Advisory Agreement and Proposed Advisory Agreement, as described above and agreed that the Proposed Advisory Agreement structure would more clearly delineate the Adviser’s duties by separating the Adviser’s non-advisory functions from its advisory functions. The enhanced delineation is expected to facilitate oversight of the Adviser’s advisory and non-advisory activities without leading to any increase in the Funds’ overall expense ratios or decrease in the nature, extent and quality of services provided.

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Comment 21 — The staff notes that the disclosure states with respect to John Hancock California Municipal Bond Fund that “the Board concluded that the fund’s performance is being monitored and reasonably addressed, where appropriate.” Please consider including additional disclosure about the Board’s evaluation of this particular fund’s performance.

Response to Comment 21 — The Trust respectfully notes that the disclosure accurately reflects the Board’s evaluation and conclusions with respect to this fund’s performance. In this regard, the Investment Committee responsible for oversight of the John Hancock California Municipal Bond Fund reviews such fund’s investment performance and related matters on a quarterly basis.

Comment 22 — Please disclose any conclusions that the Board reached with respect to “Economies of scale.”

Response to Comment 22 — The Trust respectfully notes that the disclosure accurately reflects the Board’s evaluation and conclusions with respect to “Economies of scale.”

Comments on Proposal 3 (Only applicable to the Proxy Statement as defined above)

Comment 23 — Under the heading “Board Approval of Manager of Managers Structure,” consider revising the disclosure regarding “appointing new subadvisors” to state that the manager of managers structure would allow the Board to replace a subadviser, materially change the terms of a subadvisory agreement, and continue a subadvisory agreement upon its assignment.

Response to Comment 23 — The Trust has revised the disclosure as follows, consistent with the Manager of Managers Order granted to the Trust:

A manager of managers structure will enable the Board to act more quickly, with less expense to a Fund, ~~in appointing new subadvisors~~  to enter into and materially amend subadvisory agreements when the Board and JHIM believe that such appointment would be in the best interests of the Fund and its shareholders;

Comment 24 — Under the heading “Board Approval of Manager of Managers Structure,” consider revising the disclosure to refer to “unaffiliated” subadvisors where applicable or appropriate. For example, please revise the disclosure with respect to Item 4 to refer to “unaffiliated” subadvisers.

Response to Comment 24 — The Trust will make the requested changes.

Comments Regarding Shareholders and Voting Information

Comment 25 — Please move the statement regarding the availability of each Fund’s shareholder reports closer to the front of the Proxy Statement.

Response to Comment 25 — The Trust will make the requested change.

Comment 26 — The staff notes that there is one paragraph regarding “Abstentions” immediately followed by another paragraph regarding “Abstentions and Broker ‘Non-Votes’ “ If appropriate, please consolidate these disclosures.

Response to Comment 26 — The Trust will make the requested change.

Comment 27 — Please disclose the costs of the preparation of the proxy materials.

Response to Comment 27 — The Trust will make the requested change.

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Comment 28 — Please disclose that a copy of the notice, proxy statement and proxy voting ballot are available online and provide a website where such documents will be available.

Response to Comment 28 — The Trust will make the requested change.

Comment 29 — Please include appropriate householding disclosure.

Response to Comment 29 — The Trusts have reviewed the proxy disclosure and the proxy rules in light of the Staff’s comment and have determined that no updates to the disclosure is required in this regard.

Comments on Appendices

Comment 30 — In Appendix C, under the heading “Distribution Fees,” the disclosure states that “A portion of the Rule 12b-1 fee may constitute a “service fee” as defined in FINRA Rule 2830(d)(5).” Please disclose the applicable amounts per Item 22(c)(1)(iii).

Response to Comment 30 — The Trust has revised the disclosure as follows:

~~A portion~~ Up to 0.25% of the Rule 12b-1 fee may constitute a “service fee” as defined in FINRA Rule 2830(d)(5).

Comment 31 — In Appendix D, please disclose the asset level breakpoint schedule that is applicable to the contractual waiver that is allocated proportionately among participating funds.

Response to Comment 31 — The Trust has replaced the first paragraph under the heading “Fee Waivers and Expense Limits” in Appendix D with the following:

As may be described in each relevant Fund’s prospectus, the Advisor has contractually agreed to waive a portion of its management fee and/or reimburse expenses for certain funds of the John Hancock funds complex (the participating portfolios). The waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each fund. This agreement expires on July 31, 2023, unless renewed by mutual agreement of each applicable fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

Each Trust intends to file a definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail Hemnes

Cc: Nicholas J. Kolokithas, Assistant Secretary of the Trusts

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